UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                           The A Consulting Team, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   000881 10 2
                                   -----------
                                 (CUSIP Number)

                             William A. Newman, Esq.
                                McGuireWoods LLP
                   1345 Avenue of the Americas, Seventh Floor
                               New York, NY 10105
                                 (212) 548-2164
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==================================================
CUSIP NO.    000881 10 2
==================================================

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           1
                NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                ONLY)

                Oak Finance Investments Ltd.

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           2
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)

                (a)
                (b)

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           3
                SEC USE ONLY
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           4
                SOURCE OF FUNDS (See Instructions)

                WC
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           5
                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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           6
                CITIZENSHIP OR PLACE OF ORGANIZATION

                British Virgin Islands
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                                        7
  NUMBER OF SHARES                            SOLE VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING PERSONSHARES              2,274,697 (See Item 5)
  BY EACH REPORTING PERSON              ----------------------------------------
  WITH                                  8
                                              SHARED VOTING POWER

                                        ----------------------------------------
                                        9
                                              SOLE DISPOSITIVE POWER

                                              2,274,697 (See Item 5)
                                        ----------------------------------------
                                        10
                                              SHARED DISPOSITIVE POWER

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           11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,274,697 (See Item 5)
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           12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES

                (See Instructions)
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           13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                21.03% (See Item 5)
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14              TYPE OF REPORTING PERSON (See Instructions)

                CO
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

Item 1 Security and Issuer.

      This Statement relates to shares of the Common Stock, par value $.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or "TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New York, New York 10003.

Item 2 Identity and Background.

      This Statement is filed by Oak Finance Investments Ltd. ("Oak") as a direct beneficial owner of Shares. Oak is a British Virgin Islands company. The principal executive offices of Oak are located c/o Arias Fabrega & Fabrega Trust Company BVI Ltd., 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands. Oak is a company the principal business of which is to engage in any lawful activity, including making investments.

      During the past five years, neither Oak nor, to the best knowledge of Oak, any person named on Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, neither Oak nor, to the best knowledge of Oak, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding Oak was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

      On January 21, 2005, Oak entered into a Stock Purchase Agreement (the "Company Stock Purchase Agreement") with TACT, pursuant to which Oak has agreed, subject to certain conditions, to purchase from the Issuer a minimum of 625,000 and up to 1,250,000 Shares at a price of $8.00 per share, with the additional Shares to be purchased by Oak or an assignee of Oak from TACT within 120 days after the purchase of the initial 625,000 Shares, for a purchase price of $8.00 per Share. The maximum total amount of funds to be required by Oak to acquire the Shares reported in Item 5(a) is $10,000,000, of which funds up to $10,000,000 will be borrowed by Oak from Investec Bank (Channel Islands) Limited, PO Box 188, La Vieille Cour, St. Peter Port, Guernsey, GY1 3LP ("Investec"). As of the date of this Statement, Oak understands that its loan from Investec will not be secured by the Shares. Investec has not yet made available to Oak the agreement under which it has indicated that it will advance up to $10,000,000 to Oak. Since Oak has reserved the right under the Company Stock Purchase Agreement to assign to certain third parties its right to purchase $5,000,000 of Shares at a purchase price of $8.00 per Share from TACT, it may or may not invest an additional $5,000,000 in TACT in excess of (i) the $5,000,000 minimum amount that it has agreed to invest under the Company Stock Purchase Agreement.

      In addition, also on January 21, 2005, Oak entered into a Stock Purchase Agreement (the "Shareholder Stock Purchase Agreement") with Shmuel BenTov (together with persons with whom Shmuel BenTov shares beneficial ownership of Shares, the "Selling Shareholder"), pursuant to which Oak agreed, subject to certain conditions, to purchase from the Selling Shareholder 1,024,697 Shares beneficially owned by the Selling Shareholder for an aggregate purchase prices of $10,503,144.25, or $10.25 per Share; provided, that if the TACT does not pay a dividend on the Shares of $0.75 per Share on or prior to the closing date of the purchase and sale of the Shares, then the price per Share shall be increased by the amount of the difference between $0.75 and the amount of any dividend actually paid.

      Accordingly, Oak's total minimum commitment to purchase Shares is for an aggregate purchase price of $15,503,144.25, of which at least $10,000,000 will be funded by a loan from Investec and the balance will be funded by either Oak's own working capital or other sources which have not been determined at the time of this Statement.

Item 4 Purpose of Transaction.

      Oak engaged in the transaction (the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement) for investment purposes. Closing of Oak's purchase of the Shares is to occur concurrently with the closing of the Share Exchange Agreement, dated as of January 21, 2005 (the "Share Exchange Agreement"), among TACT, the shareholders of Vanguard Info-Solutions Corporation, a New Jersey corporation ("Vangaurd"). Pursuant to the Share Exchange Agreement, the Company will issue 7,312,796 shares of its Common Stock to the stockholders of Vanguard in exchange for 100% of the issued and outstanding of capital stock of all classes of Vanguard. As described in Item 3, pursuant to the Company Stock Purchase Agreement, the Company has agreed to sell, and the Buyer has agreed to purchase, 625,000 Shares at a purchase price of $8.00 per share, and Oak has agreed to purchase 1,024,697 Shares from the Selling Shareholder.

      Oak plans to acquire the Shares for investment. Oak will, however, continually evaluate the business, financial condition and prospects of the Company, the market price of the Company's Common Stock, its return on investment, alternative investments and conditions in the United States economy and in the industry in which the Company is engaged, with the view toward determining whether to hold, decrease or increase its investment in the Company's Common Stock. From time to time on or after the date on which it has acquired the Shares from the Company and the Selling Shareholder, based upon such evaluation Oak may sell all or a portion of its Shares of the Company's Common Stock, or may purchase additional Shares of such Common Stock at varying prices in the open market, in privately negotiated transactions and/or in other transactions. Such sales may or may not occur at the same time as sales by other persons who are acquiring shares from TACT concurrently with Oak's acquisition of its Shares.

      (a) If Oak and any assignees of Oak purchase the maximum number of shares under the Company Stock Purchase Agreement to which they are entitled, TACT will receive gross proceeds of $10,000,000 and will issue 1,250,000 shares to Oak and its assignees, if any.

      (b) The acquisition of Shares by Oak, any assignees of Oak and the shareholders of Vanguard will result in (i) the issuance by TACT of at least 625,000 and as many as 1,250,000 Shares to Oak and its assignees at a purchase price of $8.00 per share paid to the Company, (ii) the transfer by the Selling Shareholder of 1,024,697 Shares to Oak for an aggregate purchase price of between $10,503,144.25 and $11,271,667 paid to the Selling Shareholder and (iii) the issue of an aggregate of 7,312,796 Shares to the stockholders of Vanguard, in exchange for all of the outstanding capital stock of Vanguard. Based on the number of issued and outstanding shares of the Company of 10,815,229 (assuming the issuance of all 1,250,000 shares to Oak under the Company Stock Purchase Agreement and the issuance of 7,312,796 Shares to the stockholders of Vanguard under the Exchange Agreement), as a result of these transactions, Oak will beneficially own 2,274,697 Shares, or 21.03% of the issued and outstanding Shares, and the stockholders of Vanguard will own 7,312,796 Shares, or 67.62% of the issued and outstanding Shares.

      (d) The current board of directors of the Company is expected to change in that it will be expanded from four to five members. Further, under the terms of the Share Exchange Agreement, William Miller and Steven Mukomal, two of the four current directors of the Company, will remain in office as directors, and Andrew
H. Ball and William A. Newman are expected to be named as additional members of the Company's board of directors. Of these four, Messrs. Miller and Mukomal are independent directors. The fifth director will be independent as well.

      (e) The present capitalization of the Company will change after giving effect to the transactions contemplated by the Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement by increasing the amount of Shares outstanding by (i) at least 625,000 and as many as 1,250,000 Shares under the Company Stock Purchase Agreement, and (ii) 7,312,796 Shares under the Exchange Agreement.

      (f) Oak intends that the Company's current information technology consulting business will be operated as a single unit together with the domestic operations of Vanguard that focuses on the information technology consulting field in the United States and markets the services of the call center and business process outsourcing operations of Vanguard's international subsidiaries.

      (g) Oak understands that following completion of the share exchange transaction under the Exchange Agreement, the name of the Company may be changed, with the consent of its shareholders, to "Vanguard Info-Solutions International Inc."

      Except as described above in this Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals that relate to or would result in any matter required to be described in response to paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5 Interest in Securities of Issuer

      (a) As of the date of this Statement, Oak is the direct beneficial owner of 2,274,697 Shares, or approximately 21.03% of the 10,815,229 Shares that are anticipated to be outstanding after giving effect to (i) the exchange of Shares for shares of Vanguard that is contemplated by the Share Exchange Agreement and
(iii) to the purchase of the maximum number of Shares (1,250,000) to be purchased under the Company Stock Purchase Agreement, according to the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

      Oak does not currently beneficially own any Shares other than those reported in this Statement. Oak's beneficial ownership of Shares arises solely as a result of (i) its right under the Company Stock Purchase Agreement to purchase at least 625,000 Shares and up to 1,250,000 Shares from the Company under that agreement, and (ii) its right under the Shareholder Stock Purchase Agreement to purchase 1,024,697 Shares from the Selling Shareholder. Oak may acquire all of those Shares within 60 days from the date of this Statement, assuming that all of the conditions precedent to such purchase and sale as set forth in the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement are satisfied or waived.

      Oak's right to purchase the Shares from TACT under the Company Stock Purchase Agreement are subject to certain conditions, including:

      o the accuracy of TACT's representations and warranties in the Company Stock Purchase Agreement;

      o the TACT's material performance of and compliance with the covenants and obligations that TACT is required to perform or to comply with under the Company Stock Purchase Agreement;

      o     the delivery of a legal opinion;

      o the absence of any legal proceeding that challenges or seeks damages or other relief in connection with any of the transactions contemplated by the Company Stock Purchase Agreement, or that may prevent or interfere with the contemplated transactions;

      o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of TACT or any of its subsidiaries; and

      o the consummation of the transactions contemplated by the Share Exchange Agreement and the Shareholder Stock Purchase Agreement.

      The obligations of TACT to sell the Shares to Oak and its assignees under the Company Stock Purchase Agreement are subject to certain closing conditions, including:

      o the accuracy of Oak's representations and warranties in the Company Stock Purchase Agreement;

      o Oak's performance of and compliance with the covenants and obligations that Oak is required to perform or comply with under the Company Stock Purchase Agreement;

      o     the delivery of a legal opinion; and

      o the absence of any legal requirement or any injunction or other order that prohibits consummation of the transactions contemplated by the Company Stock Purchase Agreement.

      Oak's obligation to purchase the 1,024,697 Shares from the Selling Shareholder is subject to certain conditions, including:

      o the accuracy of the Selling Shareholder's representations and warranties in the Shareholder Stock Purchase Agreement;

      o the Selling Shareholder's material performance of and compliance with the covenants and obligations that he is required to perform or to comply with under the Shareholder Stock Purchase Agreement and the Principal Shareholder's Agreement;

      o     the delivery of any required consents;

      o     the delivery of a legal opinion;

      o the absence of legal proceedings that challenge or seek damages or other relief in connection with any of the transactions contemplated by the Shareholder Stock Purchase Agreement, or that may prevent or interfere with the contemplated transactions;

      o the absence of any claim by any person asserting that such person is a beneficial holder of any of the Shares to be purchased by Oak or is entitled to any portion of the purchase price payable by Oak;

      o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of TACT or any of its subsidiaries; and

      o the consummation of the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement.

      The Selling Shareholder's obligation to sell the 1,024,697 Shares to Oak are subject to certain closing conditions, including:

      o the accuracy of Oak's representations and warranties in the Shareholder Stock Purchase Agreement;

      o Oak's performance of and compliance with the covenants and obligations that Oak is required to perform or comply with under the Shareholder Stock Purchase Agreement;

      o     the delivery of any required consents;

      o     the delivery of a legal opinion; and

      o the absence of any legal requirement or any injunction or other order that prohibits consummation of the transactions contemplated by the Shareholder Stock Purchase Agreement.

      The Shareholder Stock Purchase Agreement may be terminated by the mutual consent of Oak and the Selling Shareholder or if the closing of the purchase and sale has not occurred on or before July 31, 2005, or if a material breach or failure of a condition has occurred or if any governmental body has issued a final order that permanently enjoins or otherwise prohibits the transactions contemplated by the Share Exchange Agreement (unless the party relying on such order has not complied with its obligations under the agreement with respect to such matter).

      The shareholders of Vanguard are the direct beneficial owners of the number of shares and corresponding percentage of post-transaction Shares outstanding, as set forth below, according to the information contained in the Quarterly Report. The Reporting Persons believe that none of the shareholders of Vanguard currently beneficially owns any Shares other than those set forth below and reported in the Schedule 13D to be filed on or about the date of this Statement by certain of the Shareholders of Vanguard.

---------------------------------------------------------------------------------------------------------------------------
       Vanguard Shareholders                   Number of            Percentage Owned              Percentage Owned
                                                Shares       (assuming only the minimum of     (assuming the maximum of
                                                               625,000 Shares issued under       1,250,000 Shares issued
                                                                  Company Stock Purchase       under Company Stock Purchase
                                                                        Agreement)                    Agreement)
Andrew H. Ball                                 2,303,531                 22.61%                         21.30%
Excalibur Investment Group Limited             4,972,701                 48.80%                         45.98%
Berenson Investments LLC                          36,564                   .38%                           .34%
---------------------------------------------------------------------------------------------------------------------------

      (b) Assuming the consummation of Oak's purchase of the maximum number of shares it may purchase under the Company Stock Purchase Agreement and Oak's purchase of Shares under the Shareholder Stock Purchase Agreement and, following the completion of those acquisitions, Oak will have the direct power to vote and direct the disposition of the Shares it will acquire. As of the date of this Statement, all issued and outstanding shares of Oak are held by The Sonali Trust, a discretionary trust organized on July 26, 2004 under the laws of Jersey (the "Trust"). By virtue its relationship with Oak, the Trust may be deemed to have the indirect power to vote and direct the disposition of the Shares that Oak will acquire. Otherwise, no person shares the right to vote or the right to direct the disposition of the Shares with Oak.

      (c) Oak has not effected any transactions in the Shares during the 60 days prior to the date of this Statement.

      (d) Oak has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares that it will hold after completion of the purchase and sale of Shares under the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement.

      (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      On January 21, 2005, (i) Oak and TACT entered into the Company Stock Purchase Agreement and (ii) Oak and the Selling Shareholder entered into the Shareholder Stock Purchase Agreement. The principal terms of the Company Stock Purchase Agreement are summarized under Items 4 and 5 of this Statement and below. The principal terms of the Shareholder Stock Purchase Agreement are summarized under Items 4 and 5 of this Statement. Also on January 21, 2005, the stockholders of Vanguard, their authorized representative and TACT entered into the Exchange Agreement. The principal terms of the Exchange Agreement are described under Items 4 and 5.

      In connection with the Shareholder Stock Purchase Agreement, Oak and the Selling Shareholder also entered into a separate agreement, dated as of January 21, 2005, (the "Principal Shareholder's Agreement"), pursuant to which the Selling Shareholder has agreed to vote all 1,024,697 Shares that he beneficially owns in favor of the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement and to refrain from taking certain actions regarding other potential transactions involving the Company (described below). Pursuant to the Principal Shareholder's Agreement, to induce Oak to enter into the Shareholder Stock Purchase Agreement, the Selling Shareholder has agreed to execute and deliver the Principal Shareholder's Agreement with respect to all 1,024,697 Shares that the Selling Shareholder beneficially owns, as well as any Shares that he may acquire in the future. Pursuant to the Principal Shareholder's Agreement, the Selling Shareholder has agreed, prior to the termination of the Principal Shareholder's Agreement in accordance with its terms, at any meeting (or any adjournment or postponement thereof), of the Company's shareholders to vote his Shares (excluding 3,750 Shares registered in the name of Ronit BenTov, the wife of Shmuel BenTov) (x) in favor of the approval of the Share Exchange Agreement and the Company Stock Purchase Agreement and each of the transactions contemplated by those agreements, (y) against any action, proposal, transaction or agreement that to the knowledge of the Shmuel BenTov would constitute a breach of any covenant, representation or warranty of the Company or of the Selling Shareholder and (z) against any action or proposal (other than as contemplated by the Exchange Agreement, the Company Stock Purchase Agreement or the Shareholder Stock Purchase Agreement) involving any of the following:

            (i) any extraordinary corporate transaction the Company or its subsidiaries, or any inquiry or offer with respect to a third party tender offer, business combination or similar transaction involving all or more than 10% of the assets of the Company or 10% or more of the Company's capital stock, or any acquisition of 10% or more of the capital stock or assets of the Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions (any such proposal, offer or transaction is referred to in this Statement as a "Company Acquisition Proposal");

            (ii) a sale, lease or transfer of a significant part of the Company's assets or a reorganization, recapitalization, dissolution or liquidation of the Company;

            (iii) any change in the board of directors that was not approved in advance by at least a majority of the persons who were directors as of the date of the Principal Shareholder's Agreement;

            (iv) any change in the current capitalization of the Company;

            (v) any other material change in the Company's corporate structure or business; and

            (vi) any other action or proposal involving the Company that is intended or to the knowledge of the Shareholder would reasonably be expected to prevent or postpone the transactions contemplated by the Shareholder Stock Purchase Agreement.

The Selling Shareholder also agreed not to enter into any agreement that conflicts with or could reasonably be expected to conflict with provisions of the Principal Shareholder's Agreement or the Shareholder Stock Purchase Agreement.

      Pursuant to the Principal Shareholder's Agreement, the Selling Shareholder irrevocably appointed Oak as his agent at any meeting of the Company's shareholders, that may be called with respect to the matters referred to in clauses (i) through (v) of the preceding paragraph. The Selling Shareholder has agreed not to vote or execute any consent with respect to the matters as to which it has granted a proxy to Oak, or grant any other proxy or power or attorney with respect to any of the Shares with respect of those matters, not to deposit any of the Shares into a voting trust and not to enter into any other agreement to vote, or grant any proxy or give instructions with respect to the voting of any Shares in connection with any of the matters referred to in (i) through (v) of the preceding paragraph.

      The Selling Shareholder has agreed under the Principal Shareholder's Agreement not to, directly or indirectly, solicit, facilitate, participate in or initiate any inquiries or the making of any proposal by any person which may reasonably be expected to lead to any sale of the Shares or any Company Acquisition Proposal, except to the extent that the Selling Shareholder takes such action to comply with the Share Exchange Agreement. If the Selling Shareholder receives an inquiry or proposal with respect to the sale of the Shares, then the Selling Shareholder must promptly inform Oak of the terms and conditions of such inquiry of proposal and the identity of the person making it. The Selling Shareholder has also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted before the date of the Principal Shareholder's Agreement with respect to the any of the foregoing.

      The Selling Shareholder has also agreed not to, sell, transfer or pledge any of his Shares. The Selling Shareholder may nonetheless take any action which in his good faith judgment is required to fulfill his fiduciary duties as a director of the Company. The Principal Shareholder's Agreement terminates on the earlier of the consummation of the transactions under the Shareholder Stock Purchase Agreement and the termination of the Principal Shareholder's Agreement or either of the Shareholder Stock Purchase Agreement or the Company Stock Purchase Agreement in accordance with their respective terms. In any event, however, the grant of proxy to Oak terminates as to any Shares held by the Selling Shareholder in excess of 500,000 if the Company's board of directors, in the exercise of its fiduciary duties, withdraws, modifies or changes in any manner adverse to Oak, its approval with regard to the Shareholder Stock Purchase Agreement or its recommendation with regard to any of the transactions contemplated by the Share Exchange Agreement or the Company Stock Purchase Agreement.

      The Shares to be purchased under the Company Stock Purchase Agreement are restricted shares and may not be sold or otherwise transferred unless the sale or other transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). After it acquires Shares from the Selling Shareholder and TACT, Oak will have the right to cause TACT to register Oak's Shares for resale in accordance with the requirements of the Securities Act. The Company has agreed that, within 90 days after Oak's initial purchase of Shares under the Company Stock Purchase Agreement, it will file with the SEC a registration statement for the resale of the 625,000 Shares purchased by Oak and for the resale of any additional shares that Oak or an assignee of Oak have purchased under the Company Stock Purchase Agreement. If the purchase of the additional Shares in excess of the initial 625,000 Shares does not occur within 20 days after the purchase of the initial 625,000 Shares, then within 90 days after the purchase of the additional Shares, the Company will file with the SEC either a new registration statement or an amendment to the initial registration statement that had been filed, in either case to register for resale all of the additional Shares that are purchased. The purchasers of the Shares under the Company Stock Purchase Agreement also have the right to demand the registration for resale of any Shares issued to them in addition to or in exchange for the purchased Shares. The Company has undertaken to use its commercially reasonable efforts to cause the registration statements it files to become effective as promptly as possible and to keep the registration statements effective during the period that ends on the earlier of the second anniversary of the initial purchase of the Shares and the date on which the purchasers no longer own or have any rights to acquire Shares. The Company has also agreed to take actions that are necessary to expedite and facilitate the disposition of the Shares pursuant to the registration statements that the Company has filed.

      If certain specified events occur, the Company is obligated to pay Oak and any other purchaser under the Company Share Purchase Agreement as partial liquidated damages an amount equal to 2% of the aggregate purchase price for the Shares for each calendar month or part thereof until the registration statement has been filed (if unfiled) or declared effective if filed or until any of the other specified events has been corrected. The aggregate purchase price for the Shares will be at least $5,000,000 and not more than $10,000,000. The specified events include TACT's failure to timely file the registration statement within the periods prescribed by the Company Stock Purchase Agreement, the failure of the registration statement to become effective within 120 days after the initial sale of shares under the Company Stock Purchase Agreement (or, if the SEC reviews the registration statement, 150 days), the inability of a purchaser to make sales pursuant to the registration statement other than by that purchaser's failure to comply with legal requirements and the delisting of the shares from trading. Payments of the specified amounts are partial compensation only and do not constitute the executive remedies for the specified event.

      The Company's board of directors has approved the transactions contemplated by the Shareholder Stock Purchase Agreement, the Share Exchange Agreement and the Company Stock Purchase Agreement and has agreed to recommend to the Company's shareholders that they approve the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement. The approval of the shareholders of the Company is necessary to consummate the transactions contemplated by the Share Exchange Agreement and the Company Stock Purchase Agreement.

      Under the Shareholder Stock Purchase Agreement, the Selling Shareholder has agreed to convert all of the issued and outstanding shares of the Company's Series A Preferred Stock, par value $0.01 per share, owed by him into Shares.

      Other than set forth above, neither Oak nor, to the best knowledge of the Oak, any person named in Schedule A to this Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7

      Material to be Filed as Exhibits.

            Exhibit 1 Share Exchange Agreement, dated as of January 21, 2005, among Vanguard Info-Solutions Corporation (a New Jersey corporation formerly known as B2B Solutions, Inc.), the Vanguard Stockholders named therein, the authorized representative named therein and The A Consulting Team, Inc., incorporated by reference to
                        Exhibit 2.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

            Exhibit 2 Principal Shareholder's Agreement, dated as of January 21, 2005, between Shmuel BenTov and Oak Finance Investments Limited, incorporated by reference to
                        Exhibit 9.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

            Exhibit 3 Stock Purchase Agreement, dated as of January 21, 2005, between The A Consulting Team, Inc. and Oak Finance Investments Limited, incorporated by reference to Exhibit 10.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

            Exhibit 4   Stock Purchase Agreement, dated as of January 21,
                        2005, between Shmuel BenTov and Oak Finance Investments Limited, incorporated by reference to Exhibit 10.2 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 26, 2005

                                       OAK FINANCE INVESTMENTS LIMITED
                                       By: /s/  Brenda Patricia Cocksedge
                                       -----------------------------------------
                                       Name: Brenda Patricia Cocksedge
                                       Title: Director
                                       Signing in the capacities listed on
                                       Schedule A attached hereto and
                                       incorporated herein by reference.

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                                   SCHEDULE A

The business address of Oak is c/o Arias Fabrega & Fabrega Trust Company BVI Ltd., 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham's Cay, Road Town, Tortola, British Virgin Islands. The sole director of Oak is Brenda Patricia Cockedge, whose address is 26 Eleftherias, Lakatamia, Nicosia 2312 Cyprus, and whose present principal employment is self employed, acting as director under arrangements with corporate entities via third party intermediaries.